UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 3, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1570482
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 301 Class A Ordinary Shares; Series 302 Class A Ordinary Shares; Series 303 Class A Ordinary Shares; Series 304 Class A Ordinary Shares; Series 305 Class A Ordinary Shares; Series 306 Class A Ordinary Shares; Series 307 Class A Ordinary Shares; Series 308 Class A Ordinary Shares; Series 310 Class A Ordinary Shares; Series 311 Class A Ordinary Shares; Series 312 Class A Ordinary Shares; Series 313 Class A Ordinary Shares; Series 314 Class A Ordinary Shares; Series 317 Class A Ordinary Shares; Series 321 Class A Ordinary Shares; Series 324 Class A Ordinary Shares; Series 328 Class A Ordinary Shares; Series 331 Class A Ordinary Shares; Series 333 Class A Ordinary Shares; Series 335 Class A Ordinary Shares; Series 341 Class A Ordinary Shares; Series 342 Class A Ordinary Shares; Series 347 Class A Ordinary Shares; Series 378 Class A Ordinary Shares; Series 379 Class A Ordinary Shares; Series 382 Class A Ordinary Shares; Series 394 Class A Ordinary Shares; Series 397 Class A Ordinary Shares; Series 399 Class A Ordinary Shares; Series 401 Class A Ordinary Shares; Series 402 Class A Ordinary Shares; Series 406 Class A Ordinary Shares; Series 408 Class A Ordinary Shares; Series 409 Class A Ordinary Shares; Series 410 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

A copy of materials used on www.masterworks.com relating to the ongoing offering of Class A Ordinary Shares of Series 394, Series 402 and Series 409 pursuant to Regulation A of the Securities Act of 1933, as amended, is attached to the Form 1-U as Exhibit 15(b).1, Exhibit 15(b).2 and Exhibit 15(b).3, respectively. In addition, a copy of a promotional email correspondence for Series 394, Series 402 and Series 409 sent to certain potential investors is attached to the Form 1-U as Exhibit 99.1, 99.2 and 99.3, respectively, and a copy of the transcript of the promotional video embedded in materials for Series 302 and Series 394 is attached to the Form 1-U as Exhibit 99.4 and 99.5, respectively.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

15(b).1	Series 394 website materials.

15(b).2	Series 402 website materials.

15(b).3	Series 409 website materials.

99.1	Series 394 promotional email correspondence.

99.2	Series 402 promotional email correspondence.

99.3	Series 409 promotional email correspondence.

99.4	Series 302 promotional video transcript.

99.5	Series 394 promotional video transcript.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 2, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: November 3, 2023